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                                  EXHIBIT i

                   GENERAL AMERICAN LIFE INSURANCE COMPANY

                      DESCRIPTION OF ISSUANCE, TRANSFER
                        AND REDEMPTION PROCEDURES FOR
                      VARIABLE LIFE INSURANCE POLICIES
                     PURSUANT TO RULE 6e-3(T)(b)(12)(ii)

                                     AND

                     METHOD OF COMPUTING ADJUSTMENTS IN
                        PAYMENT AND CASH VALUES UPON
                    CONVERSION TO FIXED BENEFIT POLICIES
                    PURSUANT TO RULE 6e-3(T)(b)(13)(v)(B)


This document sets forth the administrative procedures that will be followed by General American Life Insurance Company (the "Company") in connection with the issuance of its Executive Benefit Flexible Premium Variable Life Insurance Policy. The policy forms are referred to collectively as "VUL(01)EB" or as the "Policies" or "Policy." This document also addresses the transfer of assets held under the Policy and the redemption by Owners of their interests in such Policies, and explains the method that the Company will follow in making a cash adjustment when a Policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-3(T)(b)(13)(v)(B).

I.   PROCEDURES RELATING TO ISSUANCE, AND PURCHASE OF POLICIES

     A.   Premium Payments and Underwriting

          Premiums for the Policies will not be the same for all owners of Policies ("Owners"). The Company must receive an initial premium, which may be all or part of the first annual premium, together with a completed application, before a Policy will be issued. The initial premium for a Policy is determined by the Owner at the time of application, and is shown in the application and on the Policy's specifications page.

          When the Owner applies for the policy, he or she determines the amount of the premium to be paid each year. The first year's premium payment must be at least the minimum initial annual premium amount. The planned annual premium for future years does not have to be level - it may be different from year to year to meet the Owner's anticipated needs.

          After paying the initial premium, the Owner makes future premium payments according to the planned premium that he or she established. The planned premiums are shown on the policy specifications page. We will send a bill based


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          on the planned premium. The Owner may make each year's premium payment in a lump sum or in installments at any time during the policy year.

          The Owner may pay more premiums that the amount billed. However, the amount may not exceed an amount that would cause the Policy to fail the definition of life insurance. The Owner may pay less than the planned premium. Any subsequent premium payment must be at least $10.00.

          We will deduct certain expenses from the Policy's cash value. These expenses are described below. In addition, the cash value may increase or decrease, depending on the investment experience of the funds the Owner selects. Because it is possible for the cash value to decrease, the death benefit may also decrease.

          If, on a monthly anniversary day prior to the No Lapse Premium Date, as shown on the Policy Specifications page, the sum of all premium paid into the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the issue date, this Policy will not lapse as a result of a cash value less any loans and loan interest due, being insufficient to pay the monthly deduction.

          If, on a monthly anniversary day prior to the Policy's No Lapse Premium Date, the cash value less any loans and loan interest due is insufficient to cover the monthly deduction and the sum of all premium paid into the Policy, reduced by any partial withdrawals and any outstanding loan balance, is less than the sum of the No Lapse Monthly Premiums for the elapsed months since the issue date, a grace period of 62 days will be allowed for payment of a premium sufficient to keep the Policy in force. If the Owner does not make such premium payment, the Policy will terminate without value.

          If, on a monthly anniversary day on or after the Policy's No Lapse Premium Date, the cash value less any loans and loan interest due is insufficient to cover the next monthly deduction, a grace period of 62 days will be allowed for payment of a premium sufficient to pay the monthly deduction. If the Owner does not make such premium payment, the policy will terminate without value.

          The Company will determine the current cost of insurance rates based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed not to exceed rates based upon the Commissioners' 1980 Standard Mortality Tables.

          The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrimination among insureds but recognize that cost of insurance charges may be based upon factors such as age, sex, health, and occupation.


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     B.   Application and Initial Premium Processing

          Upon receipt of a completed application, the Company will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

          Insurance coverage under a Policy will begin on the issue date, which is the date as of which the Policy is delivered and the initial premium has been received prior to the insured's death and prior to any change in health as shown in the application. The issue date is used to determine Policy anniversaries, Policy years and Policy Months.

          After the issue date the Company will generally allocate the net premium received during the "right to examine policy period" to the division of the General American Life Insurance Company Separate Account Eleven (the "Separate Account") that invests in the Money Market Fund of General American Capital Company. Upon expiration of this period, the cash value in that division will be transferred to the divisions of the Separate Account and to the Company's General Account in accordance with the Owner's allocation instructions.

     C.   Reinstatement Procedures

          Prior to the insured's attained age 100, the Owner may reinstate a lapsed Policy within three years after the date of lapse, provided that he or she has not surrendered the Policy and that:

          1.   the Owner submits a written request for reinstatement;
          2. the Owner submits proof satisfactory to us that the Insured is insurable by our standards;
          3.   the Owner pays a net premium large enough to cover:
               a.   the monthly deductions due at the time of lapse; and
               b. two times the monthly deduction due at the time of reinstatement;
          4. the Owner pays any loan interest due and unpaid at the time of lapse.

          The Policy will be in force from the date that we approve the reinstatement application. There will be a full monthly deduction for the policy month which includes this date. Any application for reinstatement becomes part of the contract of reinstatement and of the Policy.

II.  REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSCATIONS

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the policies, the procedures involved


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necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     A.   Surrenders and Pro-Rata Surrenders

          After the first policy year, during the lifetime of the insured and while a Policy is in effect, the Owner may surrender or make a pro-rata (partial) surrender of the Policy by sending a written request to the Company. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at the Company's home office. Amounts payable from the Separate Account upon surrender or a pro-rata surrender will ordinarily be paid within seven days of receipt of the written request.

          If the Policy is surrendered, the Policy itself must be returned to the Company along with the request. Upon surrender, the Company will pay the cash surrender value (the cash value, plus unearned cost of insurance charges from the date of surrender to the end of the policy month, less any indebtedness). Surrender proceeds may be paid in a single sum or under one of the settlement options. Coverage under a Policy will terminate as of the date of surrender.

          If the Policy is being pro-rata surrendered, the cash value and the face amount will be reduced by a percentage specified by the Owner. This percentage may be any whole number. The percentage will be applied to the cash value and the face amount effective on the date we receive the request.

          The Owner may allocate the amount of the decrease in the cash value among the divisions of the Separate Account and the General Account. If no allocation is specified, then the reduction will be allocated among the divisions of the Separate Account and the General Account in the same proportion that the Policy's cash value in each division and the General Account bears to the total cash value of the Policy, less the cash value in the Loan Account, on the date the request for the pro-rata surrender is received.

          The death benefit will be affected by a pro-rata surrender.

          A Pro-Rata Surrender will not be processed if it will reduce the face amount below the Minimum Face Amount of the policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

     B.   Change in Face Amount

          After the first Policy anniversary, the Owner may submit a written request for an increase in the face amount subject to the following conditions:


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          1.   the Owner must submit proof that the insured is insurable by our standards on the date he or she submits the request for an increase;
          2. the increase must be at least $5,000, the Minimum Face Amount Increase, as shown on the Policy Specifications page;
          3. the insured must have an attained age not greater than age 80 on the Policy anniversary that the increase will become effective.

          The Owner may also request a decrease in the face amount. The decrease will reduce the face amount in the following order:

          1.   the face amount provided by the most recent increase;
          2. the face amounts provided by the next most recent increases, successively; and
          3.   the face amount when the Policy was issued.

          A decrease in face amount and an increase in face amount, once approved by the Company, will become effective on the monthly anniversary on or following receipt of the written request. The Policy will be amended to show the effective date of the decrease or increase.

     C.   Change in Death Benefit Option

          The Owner may submit a written request to change death benefit options. Option A may be changed to Option B. Option B may be changed to Option A. Option C can not be changed. The effective date of the change will be the monthly anniversary on or following the date the Company receives the request.

          When the Owner changes the death benefit from Option A to Option B, the Owner must submit proof that the insured is insurable by our standards on the date the change is submitted. The face amount will be decreased to equal the death benefit less the cash value on the effective date of the change. This change may not be made if it would result in a face amount which is less than the Minimum Face Amount shown on the Policy Specifications page.

          When the Owner request a change from Option B to Option A, the face amount will be increased to equal the death benefit on the effective date of the change.

     D.   Benefit Claims

          While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its home office of due proof of death of the insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

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          If the person insured is less than attained age 100 at the time of death, and the death benefit option is Option A, the death benefit is the greater of the face amount, or the Policy's cash value on the date of death multiplied by the applicable attained age percentage factor.

          If the person insured is less than attained age 100 at the time of death, and the death benefit option is Option B, the death benefit is the greater of the face amount plus the Policy's cash value on the date of death, or the Policy's cash value on the date of death multiplied by the applicable attained age percentage factor.

          The applicable attained age percentage factors are shown in the Policy. The percentage factors are as described in Section 7702(d) of the Internal Revenue Code of 1986 or any applicable successor provision and modified for ages 95 and above.

          If the person insured is less than attained age 100 at the time of death, and the death benefit option is Option C, the death benefit is the greater of the face amount, or the Policy's cash value on the date of death multiplied by the applicable attained age factor. The attained age factors are shown on a table in the Policy.

          If the person insured has reached attained age 100 at the time of death, the death benefit will be equal to 101% of the policy's cash value (100% if required by state law).

          We will increase the policy proceeds by the cost of insurance from the date of death to the end of the policy month, and reduce them by any outstanding loans, and interest. We will pay the death benefit according to the settlement options available at the time of death.

     E.   Policy Loans

          The Owner may borrow against the cash value of a Policy. The loan value is the maximum amount that may be borrowed. The loan value is:

          *    the cash value on the date we receive the loan request;
          * plus interest on the loan balance to the next policy anniversary, calculated at the guaranteed general account interest rate;
          * minus interest on the new loan to the next policy anniversary;
          *    minus any loans and interest already outstanding;
          *    minus monthly deductions to the next policy anniversary.

          Unless the Owner specifies otherwise, when he or she borrows against the policy, we will take the money from the General Account and the divisions of the Separate Account in proportion to the balances in each account.


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          Loan interest is due at each policy anniversary. If the Owner does not pay the loan interest we will add it to the amount of the loan.

          The Owner may repay all or part of the loan at any time. When he or she makes a loan repayment, we will put the money back into the General Account and the divisions of the Separate Account in the same percentages used to make the loans.

          When we pay out the proceeds of the Policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay.

III. TRANSFERS

     The Separate Account has multiple divisions. Under the Company's current rules, a Policy's cash value, except amounts credited to the Loan Account, may be transferred among the divisions of the Separate Account and between the General Account and the divisions. Request for transfers from or among divisions of the Separate Account may be made up to twelve times in a Policy year at no charge. The Company reserves the right to charge a fee not to exceed $25 for transfers or partial withdrawals in excess of twelve in a Policy year. Transfers among the divisions of the Separate Account must be at least $1.00 or, if smaller, the Policy's cash value in a division. Transfers from the General Account must be in amounts of at least $500 or, if smaller, the General Account cash value. The Company will make transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

     The Company currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

IV.  REFUNDS

     A.   Right to Examine Policy Period

          An Owner may cancel a Policy within the latest of 20 days after receiving it, 45 days after the application was signed, or 10 days of mailing a notice of the cancellation right (or such longer time as may be required by law). If a Policy is cancelled within this time period a refund will be paid. This refund will generally equal all premiums paid under the Policy. For Policies issued in certain states, the amount of the refund may reflect investment gains or losses. The same conditions and principles applicable to the right to examine the entire policy are equally applicable to the right to examine an increase in face amount.

          To cancel the Policy, the Owner must mail or deliver the Policy to either the Company or the agent who sold it. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank.


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     B.   Suicide

          In the event the insured commits suicide, whether sane or insane, within two years of the issue date, the amount payable will be limited to the return of premiums paid, less any indebtedness or partial withdrawals. If the insured commits suicide, whether sane or insane, within two years of the effective date of any increase in face amount, the death benefit for that increase will be limited to the monthly deductions for the increase. This provision may be modified to comply with the laws of any state in which the Policy is issued.

     C.   Incontestability Clause

          The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. Any increase in face amount is incontestable after it has been in force for two years from the effective date of the increase in face amount during the lifetime of the insured. Any reinstatement of a Policy is incontestable only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

     D.   Misstatement of Age or Sex

          If the age or sex (except as required by state law) of the insured has been misstated in the application, the amount of the death benefit will be that which the most recent attained age factor would have purchased for the correct age and sex.

V.   METHOD OF COMPUTING EXCHANGE ADJUSTMENTS PURSUANT TO PARAGRAPH
     (b)(13)(v)(B) OF RULE 6e-3(T) UNDER THE INVESTMENT COMPANY ACT OF 1940

     During the first 24 Policy months following the issuance of the Policy, the Owner may in effect convert the Policy still in force to a guaranteed benefit life insurance policy by transferring the Policy's cash value in the Separate Account to the General Account. Transfers made pursuant to this conversion right will not affect the death benefit, face amount, net amount at risk, rate class or issue age under a Policy. No charge will be imposed on any transfers resulting from the exercise of this conversion privilege, and such transfers will not count against the limitation on the amount and frequency of transfer request allowed in each Policy year.

     The cash value of the new Policy on the exchange date will equal the cash value of the Policy on the valuation date immediately prior to the exchange date, plus the cash value provided by any net premium credited to the new Policy on the exchange date less monthly deductions under the new Policy. The same conditions and principles applicable to the exchange of an entire policy are equally applicable to an exchange relating to an increase.

     No further adjustments are made in cash value and payments upon an exchange.